UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                         SEC File Number 1-13896
                                                         Cusip Number

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
(Check One):  / / Form 10-K    /X/ Form 20-F    / / Form 11-K   / / Form 10-Q    / / Form N-SAR     / / Form N-CSR

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For Period Ended:      December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:  _________________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________
PART I-- REGISTRANT INFORMATION

     Elan Corporation, plc
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Full Name of Registrant

     N/A
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Former Name if Applicable

     Lincoln House, Lincoln Place
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Address of Principal Executive Office (Street and Number)

     Dublin 2, Ireland
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City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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     (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
/X/ thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Annual Report on Form 20-F for the fiscal year ended December 31, 2002 has not yet been finalized pending completion of discussions with the Securities and Exchange Commission described in the press release attached hereto as Exhibit A.

PART IV-- OTHER INFORMATION

     1. Name and telephone number of person to contact in regard to this notification



      William F. Daniel                                  011 353 1 709 4000
---------------------------  -----------------    ------------------------------
           (Name)               (Area Code)              (Telephone Number)

     2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Exhibit B attached hereto.


                             Elan Corporation, plc
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 30, 2003               By:  /s/ Shane M. Cooke
                                      ------------------------------------
                                      Name:  Shane M. Cooke
                                      Title: Executive Vice President
                                               and Chief Financial Officer



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                                                                       EXHIBIT A


                              FOR IMMEDIATE RELEASE

Contacts:
Investors:  (U.S.)            Investors:  (Europe)         Media:
Jack Howarth                  Emer Reynolds                Sunny Uberoi
Ph:  212-407-5740             Ph:      353-1-709-4000      Ph:  212-994-8206
     800-252-3526                      00800 28352600           800-252-3526


                   ELAN TO FILE FOR EXTENSION OF TIME TO FILE

                           ANNUAL REPORT ON FORM 20-F


Dublin, Ireland, June 26, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that it intends to file with the Securities and Exchange Commission ("SEC") a Form 12b-25 to extend to July 15, 2003, the filing date for Elan's Annual Report on Form 20-F for fiscal 2002. The delay in filing is the result of current discussions among Elan and the Office of Chief Accountant and the Division of Corporation Finance of the SEC regarding the appropriate accounting treatment, under U.S. Generally Accepted Accounting Principals, for Elan's qualifying special purpose entities, Elan Pharmaceutical Investments, Ltd. ("EPIL I"), Elan Pharmaceutical Investments II, Ltd. ("EPIL II") and Elan Pharmaceutical Investments III, Ltd. ("EPIL III").

The delay in filing the 2002 Form 20-F may cause a technical default under certain of Elan's debt covenants that require it to provide audited consolidated financial statements to the holders of the EPIL II and EPIL III notes and Elan's 7 1/4% Senior Notes.

G. Kelly Martin, President and Chief Executive Officer, said, "Elan is fully cooperating with the SEC and is pursuing all available options for quickly resolving the SEC discussions and for addressing the impact of those discussions on Elan's outstanding debt." Mr. Martin continued, "At Elan, we are dedicated to continuing our efforts to deliver life-changing solutions that enable people to live healthier, longer lives. As one of the world's leading companies in research and development for Alzheimer's disease, multiple sclerosis, Crohn's disease and severe pain therapeutics, we take seriously our commitment to meet the needs of patients and their families. With such obligations to the world community at large, as well as our obligations to our shareholders and employees, we remain highly focused on reaching resolution with the SEC in a timely manner."


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Elan to File for Extension of Time to File Annual Report on Form 20-F
Page 2


Absent Elan curing the technical defaults under its debt covenants by filing with the SEC its 2002 Form 20-F or absent receiving waivers from the applicable noteholders, these defaults would become events of default on July 30, 2003 under the EPIL II and EPIL III notes and on September 14, 2003 under the Senior Notes, which could result in the requisite holders of those notes declaring the applicable debt to become immediately due and payable. In the event that the requisite holders of the EPIL II notes, the EPIL III notes or the Senior Notes determined to accelerate their debt in light of the technical nature of the default, such acceleration would trigger the cross-acceleration provisions of all of Elan's other outstanding indebtedness, including its Liquid Yield Option(TM) Notes. Elan would not be able to satisfy the acceleration of a significant amount of its outstanding debt.

The proper accounting treatment for EPIL I, EPIL II and EPIL III is also part of the previously announced investigation by the Enforcement Division of the SEC. No assurance can be given as to any issues that may arise as a result of that investigation.

     Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome and timing of Elan's current discussions with the Office of Chief Accountant and the Division of Corporation Finance of the SEC and the impact those discussions might have on Elan's financial statements previously filed with the SEC and on Elan's previously announced financial results, including a restatement of those financial statements; the ability of Elan to complete its audited consolidate financial statements and to file with the SEC its 2002 Annual Report on Form 20-F on a timely basis and the impact that any delay may have on certain of Elan's indebtedness; the ability of Elan to obtain from the holders of certain of its indebtedness waivers relating to any covenant defaults that may result from Elan's inability to timely complete its audited consolidated financial statements and to timely file with the SEC its 2002 Form 20-F and the actions that those holders might take in response to that inability; and the outcome of the ongoing SEC investigation and shareholder litigation and the impact that Elan's current discussions with the SEC might have on the litigation. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.



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                                                                       EXHIBIT B


With the exception of any impact that the resolution of ongoing discussions among Elan Corporation, plc ("Elan") and the Office of Chief Accountant and the Division of Corporation Finance of the Securities and Exchange Commission may have on Elan's accounting, under U.S. Generally Accepting Accounting Principles, for its qualified special purpose entities, Elan Pharmaceutical Investments, Ltd., Elan Pharmaceutical Investments II, Ltd. and Elan Pharmaceutical Investments III, Ltd., Elan anticipates no material changes in its consolidated financial statements which were presented in Elan's fourth-quarter and year-end 2002 news release on February 5, 2003.